2475 Hanover Street Palo Alto, CA 94304-1114	Tel 650.233.4500 Fax 650.233.4545 www.pillsburylaw.com
December 20, 2006
VIA ELECTRONIC TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0406
Mail Stop 6010
Attn: Mr. Thomas A. Jones
Re:	Oculus Innovative Sciences, Inc.-Registration Statement on Form S-1 (File No. 333-135584)
Ladies and Gentlemen:
     In connection with the filing of Amendment No. 5 to the above-referenced registration statement (the “Registration Statement”) of Oculus Innovative Sciences, Inc. (the “Registrant”), and in response to the request of the staff (the “Staff”) of the Securities and Exchange Commission, we confirm that we concur with the Staff’s understanding that the reference to “the General Corporation Law of the State of Delaware” in our opinion filed as Exhibit 5.1 to the Registration Statement includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.
     Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (650) 233-4606.
Very truly yours,
/s/ Sylvia K. Burks
Sylvia K. Burks

cc:	Hojabr Alimi
G. A. Lombardi
N. Matteson